UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                              Commission File Number ___________


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

                         CONSOLIDATED ECO-SYSTEMS, INC.
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                             Full Name of Registrant


                            EXSORBET INDUSTRIES, INC.
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                            Former Name if Applicable


                              6807 West 12th Street
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            Address of Principal Executive Office (Street and Number)


                              Little Rock, AR 72204
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                            City, State and Zip Code


                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The independent auditor retained by the Registrant resigned on March 23, 1998. The resignation is detailed in Form 8-K filed on December 30, 1998. The independent auditor cited inability to obtain records in resigning. The Registrant disagrees with this information because the first request for the specified information by the auditor occurred on March 23, 1998. Without allowing the Registrant the opportunity to produce the records, the auditor resigned.

          The Registrant has attempted to obtain another independent auditor to conduct the audit. However, the Registrant has been unable to locate another independent auditor who was able to verify that the audit could be completed within the time extension prescribed by Rule 12b-25.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Sam Sexton III                              501          664-7745
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     (Name)                                     (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates reporting a net loss for the fiscal year ended December 31, 1997 which is estimated to be approximately $11,000,000. This estimate is based upon a second quarter loss of approximately $4,600,000 and a fourth quarter loss related primarily to the write down of certain assets, including good-will of its 7-7, Inc. subsidiary. This is compared to a loss of approximately $4,200,000 for the fiscal year ended December 31, 1996. All amounts stated are stated after benefit for income tax provisions.


                         Consolidated Eco-Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

Date  3/31/98                         By   /s/ Sam Sexton III
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                                      Name:  Sam Sexton III
                                             Executive Vice President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)